                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13G
                                   Amendment 3

                  Under the Securities and Exchange Act of 1934

                            Riverbed Technology Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    768573107
                                 (CUSIP Number)

                                  June 30, 2009
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     This Schedule is filed pursuant to Rule 13d-1(b)

The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 768573107

--------------------------------------------------------------------------------
1)   Name of Reporting Person
     Ameriprise Financial, Inc.

     S.S. or I.R.S. Identification No. of Above Person
     IRS No. 13-3180631
--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group

     (a) [ ]
     (b) [X]*
--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Citizenship or Place of Organization

     Delaware
--------------------------------------------------------------------------------
             5)   Sole Voting Power

                  -0-
             -------------------------------------------------------------------
  NUMBER OF  6)   Shared Voting Power
   SHARES
BENEFICIALLY      4,497
  OWNED BY   -------------------------------------------------------------------
    EACH     7)   Sole Dispositive Power
 REPORTING
  PERSON          -0-
   WITH      -------------------------------------------------------------------
             8)   Shared Dispositive Power

                  2,904,598
--------------------------------------------------------------------------------
9)   Aggregate Amount Beneficially Owned by Each Reporting Person

     2,904,598
--------------------------------------------------------------------------------
10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares

     Not Applicable
--------------------------------------------------------------------------------

11)  Percent of Class Represented by Amount In Row (9)

     4.20%
--------------------------------------------------------------------------------
12)  Type of Reporting Person

     CO
--------------------------------------------------------------------------------

* This filing describes the reporting person's relationship with other persons, but the reporting person does not affirm the existence of a group.

CUSIP NO. 768573107

--------------------------------------------------------------------------------
1)   Name of Reporting Person
     RiverSource Investments, LLC

     S.S. or I.R.S. Identification No. of Above Person
     IRS No. 13-3180631
--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group

     (a) [ ]
     (b) [X]*
--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Citizenship or Place of Organization

     Minnesota
--------------------------------------------------------------------------------
             5)   Sole Voting Power

                  -0-
             -------------------------------------------------------------------
  NUMBER OF  6)   Shared Voting Power
   SHARES
BENEFICIALLY      2,497
  OWNED BY   -------------------------------------------------------------------
    EACH     7)   Sole Dispositive Power
 REPORTING
  PERSON          -0-
   WITH      -------------------------------------------------------------------
             8)   Shared Dispositive Power

                  2,904,598
--------------------------------------------------------------------------------
9)   Aggregate Amount Beneficially Owned by Each Reporting Person

     2,904,598
--------------------------------------------------------------------------------
10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares

     Not Applicable
--------------------------------------------------------------------------------
11)  Percent of Class Represented by Amount In Row (9)

     4.20%
--------------------------------------------------------------------------------
12)  Type of Reporting Person

     IA
--------------------------------------------------------------------------------

* This filing describes the reporting person's relationship with other persons, but the reporting person does not affirm the existence of a group.

CUSIP NO. 768573107

--------------------------------------------------------------------------------
1)   Name of Reporting Person
     Seligman Communications and Information Fund, Inc.

     S.S. or I.R.S. Identification No. of Above Person
     IRS No. 13-31544499
--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group

     (a) [ ]
     (b) [X]*
--------------------------------------------------------------------------------
3)     SEC Use Only

--------------------------------------------------------------------------------
4)   Citizenship or Place of Organization

     Maryland
--------------------------------------------------------------------------------
             5)   Sole Voting Power

                  1,650,747
             -------------------------------------------------------------------
  NUMBER OF  6)   Shared Voting Power
   SHARES
BENEFICIALLY      -0-
  OWNED BY   -------------------------------------------------------------------
    EACH     7)   Sole Dispositive Power
 REPORTING
  PERSON          -0-
   WITH      -------------------------------------------------------------------
             8)   Shared Dispositive Power

                  1,650,747
--------------------------------------------------------------------------------
9)   Aggregate Amount Beneficially Owned by Each Reporting Person

     1,650,747
--------------------------------------------------------------------------------
10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares

     Not Applicable
--------------------------------------------------------------------------------
11)  Percent of Class Represented by Amount In Row (9)

     2.38%
--------------------------------------------------------------------------------
12)  Type of Reporting Person

     IV
--------------------------------------------------------------------------------

* This filing describes the reporting person's relationship with other persons, but the reporting person does not affirm the existence of a group.

1(a) Name of Issuer:                         Riverbed Technology Inc.

1(b) Address of Issuer's Principal           199 Freemont Street
     Executive Offices:                      San Francisco, CA 94105

2(a) Name of Person Filing:                  (a)  Ameriprise Financial, Inc.
                                                  ("AFI")

                                             (b)  RiverSource Investments, LLC
                                                  ("RvS")

                                             (c)  Seligman Communications and
                                                  Information Fund, Inc. ("C&I
                                                  Fund")

2(b) Address of Principal Business Office:

                                             c/o Ameriprise Financial, Inc.
                                             145 Ameriprise Financial Center
                                             Minneapolis, MN 55474

2(c) Citizenship:                            (a)  Delaware

                                             (b)  Minnesota

                                             (c)  Maryland

2(d) Title of Class of Securities:           Common Stock

2(e) Cusip Number:                           768573107

3    Information if statement is filed pursuant to Rules 13d-1(b) or 13d-2(b):

     (a)  Ameriprise Financial, Inc.

          A parent holding company in accordance with Rule 13d-1(b)(1)(ii)(G). (Note: See Item 7)

     (b)  RiverSource Investments, LLC

          An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

     (c)  Seligman Communications and Information Fund, Inc.

          An investment company registered under Section 8 of the Investment Company Act of 1940.

4 Incorporated by reference to Items (5)-(9) and (11) of the cover page pertaining to each reporting person.

     RvS, as an investment adviser to the C&I Fund, may be deemed to beneficially own the shares reported herein by the C&I Fund. Accordingly, the shares reported herein by RvS include those shares separately reported herein by the C&I Fund.

     AFI, as the parent company of RvS, may be deemed to beneficially own the shares reported herein by RvS. Accordingly, the shares reported herein by AFI include those shares separately reported herein by RvS.

     Each of Ameriprise Financial, Inc. and RiverSource Investments, LLC , and the subsidiaries identified on the attached Exhibit I, disclaims beneficial ownership of any shares reported on this Schedule.

5    Ownership of 5% or Less of a Class:

     If this statement is being filed to report the fact as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

6    Ownership of more than 5% on Behalf of Another Person: Not Applicable

7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

     AFI: See Exhibit I

8    Identification and Classification of Members of the Group:

                                 Not Applicable

9    Notice of Dissolution of Group:

                                 Not Applicable

10   Certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 10, 2009

                                        Ameriprise Financial, Inc.


                                        By /s/ Wade M. Voigt
                                           -------------------------------------
                                        Name: Wade M. Voigt
                                        Title: Director - Fund Administration

                                        Contact Information
                                           Wade M. Voigt
                                           Director - Fund Administration
                                           Telephone: (612) 671-5682

                                  Exhibit Index

Exhibit I Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Exhibit II Joint Filing Agreement

                                    Exhibit I

                                       to

                                  Schedule 13G

Ameriprise Financial, Inc., a Delaware Corporation, is a parent holding company. The classification and identity of the relevant subsidiaries is as follows:

Investment Company - RiverSource Funds and Seligman Funds, comprised of investment companies registered under section 8 of the Investment Company Act of 1940

Investment Adviser - RiverSource Investments, LLC and Kenwood Capital Management LLC, each an investment adviser registered under section 203 of the Investment Advisers Act of 1940.

                                   Exhibit II

                                       to

                                  Schedule 13G

                             Joint Filing Agreement

The undersigned persons agree and consent to the joint filing on their behalf of this Schedule 13G dated July 10, 2009 in connection with their beneficial ownership of Riverbed Technology Inc. Each of Seligman Communications and Information Fund, Inc. and RiverSource Investments, LLC authorizes Ameriprise Financial, Inc. to execute the Schedule 13G to which this Exhibit is attached and make any necessary amendments thereto.

Ameriprise Financial, Inc.


By: /s/ Wade M. Voigt
    Wade M. Voigt
    Director - Fund Administration


Seligman Communications and Information Fund, Inc.


By: /s/ Scott R. Plummer
    Scott R. Plummer
    General Counsel


RiverSource Investments, LLC


By: /s/ Amy Johnson
    Amy Johnson
    Chief Administrative Officer